

**TSX, NYSE-MKT
Symbol: NCQ**

News Release

NovaCopper Advances 2014 Summer Program Activities

August 15, 2014 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-MKT: NCQ) ("NovaCopper" or "the Company") is pleased to provide an update on its 2014 summer program activities.

On July 15, 2014, Company employees arrived at the Bornite camp and commenced the cataloging and shipment of historical Bornite drill core previously drilled but only selectively sampled by Kennecott, the former owner of the property (Please refer to the NovaCopper press release dated July 7, 2014 for more details on the Company's Summer 2014 core re-logging program). The drill core was transported to the Company's warehouse in Fairbanks, Alaska where core logging facilities are located. The Company shipped 4,030 boxes representing 12,918 meters of drill core effectively commencing the re-logging and resampling of this core.

The Alaska Industrial Development Export Authority ("AIDEA") is continuing to engage with the communities in the vicinity of the Ambler Mining District Industrial Access Road project. The June meeting in Kotzebue was well attended. AIDEA has also drafted permit applications currently under review pursuant to both the Alaska National Interest Lands Conservation Act Transportation and Utility System Right-of-Way Application and the Corps of Engineers 404 Wetland Permit Application.

In addition, AIDEA has made significant progress on the Interior Energy Project ("IEP") which would involve the production, transportation and distribution of liquefied natural gas ("LNG") from the North Slope of Alaska to end users in Fairbanks. The goal of the IEP is to bring low-cost natural gas to as many Interior Alaskans as possible – as soon as possible. On January 14, 2014 AIDEA announced that it had selected a group headed by MWH Americas, Inc. ("MWH") as the commercial participant to develop a North Slope LNG liquefaction plant that will produce LNG for delivery to the Fairbanks North Star Borough via trucking. Subsequently, on April 3, 2014, AIDEA announced that it had approved two sustainable energy transmission and supply development fund loans to advance natural gas distribution systems in Fairbanks. MWH is currently finalizing the costs of the IEP and expects to commence construction of the required infrastructure for the project with first delivery of trucked LNG to end users commencing before the end of 2016. The Company expects to be a consumer of LNG from the IEP.

On July 9, 2014, NovaCopper announced the closing of a US$7.5 million private placement financing with three of the Company's largest shareholders. This financing, designed to tailor the Company's expenditures to NovaCopper's immediate objectives of expanding its mineral endowment on a cost-effective basis and advancing work on the access road, envisaged certain reductions in the Company's general and administrative expenditures. As a result, NovaCopper reduced its staff which included departure of Mr. Joseph Piekenbrock, Senior Vice President Exploration, and Mr. Patrick Donnelly, Vice President Corporate Communications. The management and the Board of NovaCopper thank all the departing employees for their valuable contribution to the success of the Company and wish them all the best in their future endeavors.

"NovaCopper continues to enjoy strong support from its principal shareholders who are clearly endorsing the steps the Company is taking towards enhancing the shareholder value," said Mr. Rick Van Nieuwenhuyse, NovaCopper's President and Chief Executive Officer. "The re-logging and re-assaying programs at Bornite coupled with a continued focus on working closely with AIDEA on initiating the permitting process for the access road are key elements of that strategy. I also want to extend a very heartfelt and sincere thank you to all of the employees who are leaving the Company. It has been an honor to have worked with such a fine group of people. On behalf of the entire Company, I would like to thank all of departing employees for their professional services over the years and wish them well in their future endeavors."

About NovaCopper

NovaCopper Inc. is a base metals exploration company focused on exploring and developing the Ambler mining district in Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler district – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within NovaCopper's land package that spans approximately 143,000 hectares. NovaCopper has an agreement with NANA Regional Corporation, Inc. (NANA), an Alaskan Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

More information on the Company, its properties and its management team is available on the Company's website at www.novacopper.com.

NovaCopper Contact:

Elaine Sanders
Chief Financial Officer
elaine.sanders@novacopper.com

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation, statements relating to the timing of the assay results, the use of proceeds from the private placement, the anticipated schedule for submission of permit applications by AIDEA, the anticipated schedule for EIS to issue a notice regarding the EIS and anticipated timelines relating to the IEP are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include uncertainties involving the activities and schedules of third parties, the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in NovaCopper's Annual Report on Form 10-K for the year ended November 30, 2013 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.